                                                                    EXHIBIT 99.1




NEWS RELEASE

 Phoenix International Announces Record Fourth Quarter & Fiscal 1999 Operating
             Results, Excluding Special Charges

 - Fiscal 1999 revenues increased 45%
 - Fiscal 1999 net income before special charges and merger costs of 7%
 - Company takes special charges totalling $11.5 million

MONTREAL, QUEBEC - OCTOBER 28, 1999 - Phoenix International Life Sciences Inc. (NASDAQ: PHXI; TSE/ME: PHX), one of the world's leading contract research organizations, today announced its fiscal 1999 fourth quarter and year end financial results for the periods ended August 31, 1999. The company reported record earnings before special charges taken in the fourth quarter. (ALL FINANCIAL DATA REPORTED IN ACCORDANCE WITH US GAAP IN CANADIAN DOLLARS.)

During the fourth quarter, Phoenix International recognized restructuring charges intended to improve operating efficiencies in both Europe and North America. In addition, the company recognized a write-down of capital and other long term assets associated with discontinued IT systems and its pharmaceutical analysis laboratory in Montreal. These special charges amounted to $11.5 million (pretax).

FINANCIAL RESULTS

Net revenues for the fourth quarter of fiscal 1999 increased 34% to $79.7 million, compared with $59.7 million for the corresponding period a year ago. Net revenues for fiscal 1999 increased 45% to $263.3 million, compared with $181.1 million in fiscal 1998.

Excluding one-time charges, net income for the fourth quarter of fiscal 1999 increased 11% to $5.9 million ($0.22 per share), compared with $5.3 million ($0.21 per share) in the fourth quarter of fiscal 1998. Net income for fiscal 1999 increased 7% to $12.8 million before merger costs ($0.48 per share), compared with $11.9 million ($0.48 per share) in the prior year. After the one-time charge, Phoenix incurred a net loss in the fourth quarter of $5.7 million and net income for the year of $0.4 million.

"Our results reflect continuous growth in early stage development and establishment of a profitable clinical research franchise acquired over the past two years," said Ian Lennox, CEO of Phoenix International. "Our priority is to seamlessly align our operations in order to deliver the best level of service to our global customers. The initiatives announced today are an important step towards improving shareholder value."

Mr. Lennox continued, "Our outlook for fiscal 2000 is encouraging. Phoenix anticipates growth at or above the consensus CRO industry forecast of 20-25% over the next few years. Our backlog, as of August 31, 1999, was is excess of $200 million."

SEGMENTED RESULTS FISCAL YEAR
(Cdn $ in millions)


REVENUE                                                                1999             1998

Early Stage Development                                                159.0            116.0
Late Stage Development                                                 104.3             65.1
Total                                                                  263.3            181.1

EBIT BEFORE ONE-TIME AND MERGER COSTS

Early Stage Development                                                  12.5             11.4
Late Stage Development                                                    5.5              4.3
Total                                                                    18.0             15.7



ABOUT PHOENIX INTERNATIONAL

Phoenix International is one of the world's leading contract research organizations. The Company provides a wide spectrum of clinical, analytical, preclinical, drug discovery support and ancillary services to the pharmaceutical and biotechnology industries. Since beginning its operations in 1989, Phoenix International has grown to approximately 2,400 employees worldwide, of whom more than 215 have either medical degrees or PhD's and over 240 others have masters level education. Headquartered in Montreal, Quebec, Phoenix International has operations throughout Europe and North America and research facilities in Australia, Israel and South Africa. Phoenix International is on the world wide web at www.pils.com.

THIS RELEASE CONTAINS "FORWARD-LOOKING" STATEMENTS REGARDING FUTURE RESULTS AND EVENTS, INCLUDING STATEMENTS REGARDING EXPECTED FUTURE REVENUES, EARNINGS AND GROWTH RATES AND GOALS AND OPERATING PLANS OF MANAGEMENT. PHOENIX'S ACTUAL FUTURE RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS RELEASE. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO: THE INABILITY OF PHOENIX TO WIN NEW BUSINESS AT THE LEVELS REQUIRED; THE CANCELLATION OR DELAY OF CONTRACTS; RISKS ASSOCIATED WITH THE MANAGEMENT OF GROWTH AND THE ABILITY TO ATTRACT AND RETAIN EMPLOYEES; RISKS OF INTEGRATING NEWLY ACQUIRED BUSINESSES; COMPETITION; ANY CLAIMS FOR PATENT INFRINGEMENT; UNANTICIPATED COSTS IN CONNECTION WITH YEAR 2000CONVERSION; THE ABILITY TO OBTAIN FUTURE FINANCING; ADVERSE REGULATORY DEVELOPMENTS; FOREIGN EXCHANGE RATE FLUCTUATIONS; AND UNCERTAINTY SURROUNDING THE EURO.

A summary of financial statements for the periods ended August 31, 1999, 1998 and 1997 are attached.


FOR MORE INFORMATION, PLEASE CONTACT:

ANALYST CONTACT:
DAVID MOSZKOWSKI, C.A.
Senior Vice President and Chief Financial Officer
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: david@pils.com

MEDIA CONTACT:
RICHARD GAREAU
Director of Communications
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: gareaur@pils.com

                    PHOENIX INTERNATIONAL LIFE SCIENCES INC.

                           CONSOLIDATED BALANCE SHEETS
                                  CANADIAN GAAP


Unaudited
[In thousands of Canadian dollars]                      August 31        August 31       August 31
                                                           1999             1998           1997
                                                            $                $               $
----------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash                                                          40,907         17,009           2,530
Marketable securities                                            450          2,000           9,390
Accounts receivable                                           62,746         47,712          26,080
Investment tax credits recoverable                             2,232          3,362           3,416
Costs and estimated profit in excess of progress
 billings on contracts in progress                            38,710         27,847          15,105
Other                                                          8,114          6,846           1,060
                                                      ---------------    -----------    ------------
                                                             153,159        104,776          57,581
                                                      ---------------    -----------    ------------

Capital assets                                                99,404         56,638          46,745
Other assets                                                 136,665        110,056          56,532
                                                      ---------------    -----------    ------------
                                                             389,228        271,470         160,858
                                                      ---------------    -----------    ------------
                                                      ---------------    -----------    ------------


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                                              1,389            831             693
Accounts payable and accrued liabilities                      82,120         52,041          22,467
Progress billings in excess of costs and estimated
 profit on contracts in progress                              62,180         34,882          11,002
Current portion of long-term debt and capital lease
 obligations                                                  15,700          7,080           6,921
                                                      ---------------    -----------    ------------
                                                             161,389         94,834          41,083
                                                      ---------------    -----------    ------------

Long-term debt and capital lease obligations                  64,321         42,440           4,058
Other deferred credits                                        10,135          4,243           3,452
                                                      ---------------    -----------    ------------
                                                             235,845        141,517          48,593
SHAREHOLDERS' EQUITY
Capital stock                                                138,065        110,559         103,073
Retained earnings                                             15,653         18,259           9,192
Cumulative translation adjustment                               (335)         1,135               -
                                                      ---------------    -----------    ------------
                                                             153,383        129,953         112,265
                                                      ---------------    -----------    ------------
                                                             389,228        271,470         160,858
                                                      ---------------    -----------    ------------
                                                      ---------------    -----------    ------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 1999

1) THESE INTERIM FINANCIAL STATEMENTS ARE THE RESPONSIBILTY OF MANAGEMENT AND, IN ITS OPINION, INCLUDE ALL THE ADJUSTMENTS, WHICH ARE OF A NORMAL RECURRING NATURE, NECESSARY FOR A FAIR STATEMENT OF THE RESULTS FOR THE INTERIM PERIOD PRESENTED.

                    PHOENIX INTERNATIONAL LIFE SCIENCES INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                                  CANADIAN GAAP

Year ended August 31
Unaudited
[In thousands of Canadian dollars except per share amounts]



                                            Including       Excluding
                                          Restructurings  Restructurings
                                             1999             1999            1998             1997
                                               $               $               $                $
-------------------------------------------------------------------------------------------------------

GROSS REVENUES                                324,049          324,049         218,360          86,736
Reimbursed costs                               62,807           62,807          47,122           4,259
                                          ------------    -------------   -------------     -----------
NET REVENUES                                  261,242          261,242         171,238          82,477
Direct costs - net of
 refundable tax credits                       164,062          160,438          99,971          52,992
                                          ------------    -------------   -------------     -----------
GROSS PROFIT                                   97,180          100,804          71,267          29,485
                                          ------------    -------------   -------------     -----------

EXPENSES - NET OF REFUNDABLE
 TAX CREDITS
Selling, general and
 administrative                                85,947           77,995          51,855          22,853
Internal research and
 development                                    3,188            3,188           3,698           3,328
Amortization of goodwill                        3,787            3,787           2,164             204
Writeoff of deferred start-up costs                 -                -             932               -
Interest expense                                4,833            4,833           3,323             659
                                          ------------    -------------   -------------     -----------
                                               97,755           89,803          61,972          27,044
                                          ------------    -------------   -------------     -----------

Other income                                    1,583            1,583           1,396             347
Nonrefundable tax credits                       3,250            3,250           5,000           2,400
                                          ------------    -------------   -------------     -----------
Income before income taxes                      4,258           15,834          15,691           5,188
Income taxes                                    5,610            5,610           6,624           2,839
                                          ------------    -------------   -------------     -----------
NET INCOME (LOSS)                              (1,352)          10,224           9,067           2,349
                                          ------------    -------------   -------------     -----------
                                          ------------    -------------   -------------     -----------

BASIC INCOME (LOSS) PER SHARE                (5(cent))         39(cent)        37(cent)        12(cent)
                                          ------------    -------------   -------------     -----------
                                          ------------    -------------   -------------     -----------

WEIGHTED AVERAGE SHARES                    26,197,115       26,197,115      24,478,111      19,911,199
                                          ------------    -------------   -------------     -----------
                                          ------------    -------------   -------------     -----------
 OUTSTANDING








                                                              1999            1998
                                                               $               $
---------------------------------------------------------------------------------------
                                                                18,259           9,192
                                                                10,224           9,067
                                                                (1,253)              -
                                                          -------------   -------------
                                                                27,230          18,259
                                                          -------------   -------------
                                                          -------------   -------------

                    PHOENIX INTERNATIONAL LIFE SCIENCES INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                                     US GAAP

Year ended August 31
Unaudited
[In thousands of Canadian dollars except per share amounts]


                                                      Including         Excluding
                                                    Restructurings   Restructurings
                                                        1999              1999            1998             1997
                                                          $                 $                $               $
-----------------------------------------------------------------------------------------------------   -------------

GROSS REVENUES                                             326,101          326,101          228,226         125,618
Reimbursed costs                                            62,807           62,807           47,122           9,567
                                                    ---------------    -------------   --------------   -------------
NET REVENUES                                               263,294          263,294          181,104         116,051
Direct costs - net of
 refundable tax credits                                    165,205          161,581          106,503          71,515
                                                    ---------------    -------------   --------------   -------------
GROSS PROFIT                                                98,089          101,713           74,601          44,536
                                                    ---------------    -------------   --------------   -------------

EXPENSES - NET OF REFUNDABLE
 TAX CREDITS
Selling, general and
 administrative                                             86,588           78,636           54,303          35,259
Internal research and
 development                                                 3,188            3,188            3,698           3,328
Amortization of goodwill                                     1,896            1,896              941             404
Interest expense                                             4,858            4,858            3,419             834
                                                    ---------------    -------------   --------------   -------------
                                                            96,530           88,578           62,361          39,825
                                                    ---------------    -------------   --------------   -------------

Other income                                                 1,583            1,583            1,399           1,239
Nonrefundable tax credits                                    3,250            3,250            5,000           2,400
                                                    ---------------    -------------   --------------   -------------
Income before income taxes                                   6,392           17,968           18,639           8,350
Income taxes                                                 5,178            5,178            6,668           3,871
                                                    ---------------    -------------   --------------   -------------
NET INCOME (LOSS) BEFORE MERGER COSTS                        1,214           12,790           11,971           4,479
                                                    ---------------    -------------   --------------   -------------
                                                    ---------------    -------------   --------------   -------------
Merger Costs                                                   800              800              368           2,464
                                                    ---------------    -------------   --------------   -------------
NET INCOME (LOSS)                                              414           11,990           11,603           2,015
                                                    ---------------    -------------   --------------   -------------
                                                    ---------------    -------------   --------------   -------------

Weighted Average Shares Outsanding                      26,419,494       26,419,494       25,145,350      24,794,916


BASIC INCOME (LOSS) PER SHARE BEFORE MERGER COSTS          5(cent)         48(cent)         48(cent)        18(cent)
                                                    ---------------    -------------   --------------   -------------
                                                    ---------------    -------------   --------------   -------------


                    PHOENIX INTERNATIONAL LIFE SCIENCES INC.


                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                  CANADIAN GAAP


For the year ended August 31
Unaudited
[In thousands of Canadian dollars]
                                                   1999            1998             1997
                                                    $               $                 $
---------------------------------------------------------------------------------------------

RETAINED EARNINGS, BEGINNING OF PERIOD              18,259          9,192             6,843
Net income                                          (1,352)         9,067             2,349
Share issue costs                                   (1,254)             -                 -
                                                -----------    -----------      ------------
RETAINED EARNINGS, END OF PERIOD                    15,653         18,259             9,192
                                                -----------    -----------      -------------
                                                -----------    -----------      -------------

PHOENIX INTERNATIONAL LIFE SCIENCES INC.


SUMMARY OF SELECTED FINANCIAL DATA
In Canadian GAAP, unless otherwise noted
-------------------------------------------------------------------------------------------------------------
(In millions of Canadian dollars
except per share amounts)                                               1999          1998          1997
                                                                         $             $              $
-------------------------------------------------------------------------------------------------------------
OPERATIONS
For Years Ended August 31
Gross revenues                                                             324.0         218.4          86.7
Net revenues                                                               261.2         171.2          82.5
Gross profit                                                               100.8          71.3          29.5
Income (loss) before income taxes                                            4.3          15.7           5.2
Net Income (loss)                                                           (1.4)          9.1           2.3
Net Income before restructuring charges                                     10.2           9.1           2.3
Net Income US GAAP                                                           0.4          11.5           1.7
Net Income US GAAP before restructuring charges                             12.0          11.6           1.7
-------------------------------------------------------------------------------------------------------------


FINANCIAL POSITION
As at August 31
Shareholders' equity                                                       153.4         130.0         112.3
Total Assets                                                               389.2         271.5         160.9
-------------------------------------------------------------------------------------------------------------

PER SHARE (DOLLARS)
For Years Ended August 31
Basic earnings per share                                                   (0.05)(3)      0.37 (2)      0.12 (1)
Basic earnings per share before restructuring charges                       0.39 (3)      0.37 (2)      0.12 (2)
Basic earnings per share US GAAP                                            0.02 (4)      0.47 (4)      0.07 (4)
Basic earnings per share US GAAP before merger and restructing charges      0.48 (4)      0.48 (4)      0.07 (4)
Shareholders' equity                                                        5.66 (3)      5.31 (2)      5.64 (1)

KEY RATIOS
For Years Ended August 31
Gross revenues/fixed assets                                                 3.26          3.86          1.86
Current ratio                                                               0.95          1.10          1.40
Long-term debt/equity                                                       0.42          0.33          0.04
-------------------------------------------------------------------------------------------------------------

OTHER STATISTICS
For Years Ended August 31
EBITDA before restructuring charges                                         35.5          28.5          13.1
EBITDA                                                                      24.0          28.5          13.1
Capital expenditures
     (net of investment tax credits)                                        33.4 (5)      12.4           6.2
-------------------------------------------------------------------------------------------------------------


(1) Based on weighted average number of shares outstanding at August 31, 1997 : 19,911,199
(2) Based on weighted average number of shares outstanding at August 31, 1998 : 24,478,111
(3) Based on weighted average number of shares outstanding at August 31, 1999 : 26,197,115
(4) Based on fully diluted number of shares for the respective periods under US GAAP
(5) Includes $11.4 million in respect of the new laboratory building under construction.